Exhibit 99.2

PRESS RELEASE
____________________________________________________________________

MFE to increase offer consideration for its voluntary public takeover offer to the shareholders of ProSieben

Yesterday evening, MFE-MEDIAFOREUROPE N.V. ("MFE") has decided to increase the offer consideration for its voluntary public takeover offer ("Offer") for the shares of ProSiebenSat.1 Media SE (ISIN: DE000PSM7770) ("ProSieben") from EUR 4.48 in cash and a share component of 0.4 MFE A shares to:

EUR 4.48 in cash (unchanged) and a share component of 1.3 MFE A shares.

The increase will become effective upon publication of a formal offer amendment which will be made on 28 July 2025 ("Offer Amendment", and together with the Offer, the "Increased Offer"). The acceptance period will continue to expire on 13 August 2025, 24:00 hours (local time Frankfurt am Main) / 18:00 hours (local time New York), unless it is further extended in accordance with applicable law.

MFE believes that working closely with ProSieben could unlock meaningful strategic benefits and value creation. The combination of the businesses, if and when achievable, under the creation of a combined group and the consolidation of P7's assets, offers key strategic advantages and enables significant value initiatives for the combined group, mainly in the areas of Advertising, Tech and Data.

The expected incremental effects deriving from the value initiatives will be:

up to EUR 419 million at EBIT level on annual basis by year-four

One-off costs and investments of up to EUR 145 million are expected.

The pan-European consolidation project bases its value drivers mainly on restoring growth opportunities and not only on cost initiatives.

Following the consummation of the Increased Offer, MFE intends to carry out a further more in-depth analysis of potential value initiatives and revenues opportunities between MFE and ProSieben.

Based on historical stock exchange prices of the ProSieben share and on the three-month average closing price of the MFE A share on the Euronext Milan Stock Exchange up to (and including) the reference date 25 March 2025 (i.e., the last trading day prior to the publication of MFE's decision to launch the Offer) in the amount of EUR 3.182, the value of the consideration under the Increased Offer of EUR 8.62 per ProSieben share includes the following premiums:

▪	+22% to the XETRA closing price of the ProSieben share on 25 July 2025 (i.e., the last trading day prior to the publication of MFE's decision to increase the Offer) (EUR 7.04),

▪	+23% to the offer price of the partial offer by PPF IM LTD ("PPF ") published on 4 June 2025 (EUR 7.00),
▪	+13% to the average target price for the ProSieben share published on Bloomberg as of 25 July 2025 (EUR 7.61) (based on the average of the analyst expectations published on Bloomberg as of 25 July 2025 (EUR 7.88): +9%),
▪	+16% to the average target price of the ProSieben share as referenced in the joint reasoned statement of the management board and the supervisory board of ProSieben published on 22 May 2025 in relation to the Offer (EUR 7.44),
▪	+34% to the XETRA closing price of the ProSieben share on 25 March 2025 (i.e., the last trading day prior to the publication of MFE's decision to launch the Offer) (EUR 6.45),
▪	+50% to the volume-weighted average stock exchange price of the ProSieben share in the last three months up to (including) 25 March 2025 (EUR 5.74), and
▪	+56% to the volume-weighted average stock exchange price of the ProSieben share in the last six months up to (including) 25 March 2025 (EUR 5.53).

Shareholders of ProSieben who have already accepted the partial offer by PPF or the Offer prior to the publication of the Offer Amendment can withdraw from the agreements concluded by the acceptance during the acceptance period in accordance with the statutory provisions upon publication of the Offer Amendment.

Unlike the partial offer by PPF, which is subject to a pro rata allocation and reversal should the partial offer by PPF be oversubscribed, the fully financed Increased Offer will apply to all ProSieben Shares not already directly held by MFE and MFE will therefore acquire all ProSieben shares that will be tendered into the Increased Offer.

Shareholders of ProSieben who have already validly accepted the Offer and wish to continue to accept it do not need to exercise their withdrawal right or take any other action in order to receive the increased offer consideration in accordance with the terms and conditions of the Increased Offer.

MFE has secured 12,500,000 additional MFE Shares A (representing a total value, based on the closing stock price of the MFE A shares on 25 July 2025, equal to EUR 35,250,000.00) under an escrow agreement dated 27 July 2025 ("Escrow Agreement") with BNP Paribas S.A. – German Branch, as escrow agent, and MFE’s controlling shareholder, Finanziaria d’Investimento – Fininvest S.p.A. ("Fininvest"), for purposes of the consummation of the Increased Offer and potential parallel purchases. Under the Escrow Agreement, MFE does not grant Fininvest any fee for making available its MFE A shares for the purpose of the Increased Offer. However, if any of the MFE A shares made available by Fininvest under the Escrow Agreement are used by MFE in accordance with the terms of the Escrow Agreement, MFE will be obliged to indemnify Fininvest accordingly (in MFE A shares or cash).

The Offer Amendment (in German and a non-binding English translation), the updated exemption document pursuant to Article 1, para. 4, lit. f), and para. 5, lit. e), of the EU Regulation No. 2017/1129 on prospectus requirements (relating to the offering and admission to trading of the newly-issued MFE A shares) and other information pertaining to the Increased Offer will be published on the following website:

https://www.mfemediaforeurope.com/en/governance/voluntary-public-takeover-offer-to-the-shareholders-of-prosiebensat-1-media-se/.

As of today, copies of the German version of the Offer Amendment and respective non-binding English convenience translations will be held for dispatch free of charge at BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany (inquiries via email to frankfurt.gct.operations@bnpparibas.com indicating a complete mailing address or email address).

Amsterdam-Cologno Monzese, 28 July 2025

Department of Communications and Media Relations

Tel. +39 022514.9301

e-mail: press@mfemediaforeurope.eu

http://www.mfemediaforeurope.com

Investor Relations Department

Tel. +39 022514.8200

e-mail: investor.relations@mfemediaforeurope.eu

http://www.mfemediaforeurope.com

MFE-MEDIAFOREUROPE is an international holding company that brings together Europe’s leading commercial broadcasters.

MFE-MEDIAFOREUROPE is based in Amsterdam, in the Netherlands, and fiscal resident in Italy. It controls Mediaset S.p.A. and Grupo Audiovisual Mediaset España Comunicación (both fiscal resident in their respective countries) and is the main shareholder of the German broadcaster ProsiebenSat1.

MFE-MEDIAFOREUROPE is listed on the Milan Stock Exchange (Ticker: MFEA, MFEB) and on the Spanish Stock Exchanges (Ticker: MFEA).

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell ProSieben shares. The final terms of the takeover offer, as well as other provisions relating to the takeover offer are set out solely in the offer document authorized for publication by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and in the offer amendment. Investors and holders of ProSieben shares are strongly advised to read the offer document and the offer amendment and all other documents relating to the takeover offer as soon as they have been made public, as they will contain important information. The offer document for the takeover offer (in German and a non-binding English translation) with the detailed terms and conditions and other information on the takeover offer are published amongst other information on the internet at https://www.mfemediaforeurope.com/en/governance/voluntary-public-takeover-offer-to-the-shareholders-of-prosiebensat-1-media-se/. The takeover offer will be implemented exclusively on the basis of the applicable provisions of German law, in particular the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG), and certain securities law provisions of the United States of America relating to cross-border takeover offers. The takeover offer will not be conducted in accordance with the legal requirements of jurisdictions other than the Federal Republic of Germany or the United States of America (as and to the extent applicable). Accordingly, no notices, filings, approvals or authorizations for the takeover offer have been filed, caused to be filed or granted outside the Federal Republic of Germany or the United States of America (as and to the extent applicable). Investors and holders of ProSieben shares cannot rely on being protected by the investor protection laws of any jurisdiction other than the Federal Republic of Germany or the United States of America (as and to the extent applicable). Subject to the exceptions described in the offer document, the offer amendment, and, where applicable, any exemptions to be granted by the respective regulatory authorities, no takeover offer will be made, directly or indirectly, in those jurisdictions in which this would constitute a violation of applicable law. This press release may not be released or otherwise distributed in whole or in part, in any jurisdiction in which the takeover offer would be prohibited by applicable law. The Bidder reserves the right, to the extent permitted by law, to directly or indirectly acquire additional ProSieben shares outside the takeover offer on or off the stock exchange, provided that such acquisitions or arrangements to acquire will comply with the applicable German statutory provisions, in particular the WpÜG, and Rule 14e-5 of the Securities Exchange Act of 1934 ("Exchange Act"), and the offer price is increased in accordance with the WpÜG, to match any consideration paid outside of the takeover offer if higher than the offer price. Shareholders should be aware that the Bidder may purchase securities, for example, in open market or privately negotiated purchases. If such acquisitions take place, information on such acquisitions, including the number of ProSieben shares acquired or to be acquired and the consideration paid or agreed, will be published in German and in a non-binding English translation without undue delay if and to the extent required under the laws of the Federal Republic of Germany, the United States or any other relevant jurisdiction. The takeover offer will be made for the securities of a German company admitted to trading on the Frankfurt Stock Exchange and Luxembourg Stock Exchange (Bourse de Luxembourg) and will be subject to the disclosure requirements, rules and practices applicable to companies listed in the Federal Republic of Germany, which are different from those of the United States and other jurisdictions in certain material respects. The financial information relating to the Bidder and ProSieben included elsewhere, including in the offer document and the offer amendment, are prepared in accordance with provisions applicable in the Federal Republic of Germany and are not prepared in accordance with generally accepted accounting principles in the United States; therefore, it may not be comparable to financial information relating to United States companies or companies from other jurisdictions outside the Federal Republic of Germany. The takeover offer will be made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the Exchange Act (subject to certain exemptions therefrom), and otherwise in accordance with the requirements of the laws of the Federal Republic of Germany. Shareholders from the United States should note that ProSieben is not listed on a United States securities exchange, is not subject to the periodic requirements of the Exchange Act and is not required to, and does not, file any reports with the United States Securities and Exchange Commission. Any contract entered into with the Bidder as a result of the acceptance of the takeover offer will be governed exclusively by and construed in accordance with the laws of the Federal Republic of Germany. It may be difficult for shareholders from the United States (or from elsewhere outside of Germany) to enforce certain rights and claims arising under United States federal securities laws (or other laws they are acquainted with) since the Bidder and ProSieben are located outside the United States (or the jurisdiction where the shareholder resides), and some or all of their respective officers and directors reside outside the United States (or the jurisdiction where the shareholder resides). Shareholders of ProSieben may not be able to sue a non-United States company or its officers or directors in a non-United States court for violations of United States securities laws. It also may be difficult to compel a non-United States company and its affiliates to subject themselves to a United States court’s judgment. To the extent that this press release contains forward-looking statements, they are not statements of fact and are identified by the words "intend", "will" and similar expressions. These statements express the intentions, beliefs or current expectations and assumptions of the Bidder and the persons acting jointly with it. Such forward- looking statements are based on current plans, estimates and projections made by the Bidder and the persons acting jointly with it to the best of their knowledge, but are not guarantees of future accuracy (this applies in particular to circumstances beyond the control of the Bidder or the persons acting jointly with it). Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and are usually beyond the Bidder's control or the control of the persons acting jointly with it. It should be taken into account that actual results or consequences in the future may differ materially from those indicated or contained in the forward-looking statements. It cannot be ruled out that the Bidder and the persons acting jointly with it will in future change their intentions and estimates stated in documents or notifications or in the offer document or in the offer amendment.